Exhibit 99.1

PRESS RELEASE

AC Immune Makes Two Appointments to Executive Committee to Accelerate Product Development

Lausanne, Switzerland, February 7, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced two new appointments to its Executive Committee to accelerate the advancement of its multiple therapeutic candidates through preclinical and clinical development, thereby expanding and diversifying its pipeline.

Piergiorgio Donati joins the Executive Committee and is promoted to Head of Technical Operations and Program Management from his previous role as Director, Global Program Management at AC Immune. Sonia Poli is promoted to the Executive Committee as Head of Translational Science. Sonia joined AC Immune in 2018 from her previous role as Chief Scientific Officer at Addex Therapeutics.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: "It is with great pleasure that we welcome Sonia and Piergiorgio to the AC Immune leadership team. These new roles allow us to increase the impact of our key staff and optimize our development capabilities as we continue to translate the most promising new scientific discoveries into effective therapies for the treatment of neurodegenerative diseases.”

Prof. Pfeifer added, “Piergiorgio’s focus will be on manufacturing and program coordination in order to accelerate the transition of our preclinical and clinical assets to late stage development. Sonia will guide the seamless transition from early-stage discovery to preclinical development programs to further enhance the value of our pipeline.”

About Piergiorgio Donati

Piergiorgio Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011-2015 as Head of Manufacturing and Project Management. With this promotion, Piergiorgio is now Head of Technical Operations and Program Management. Between 2015 and 2018, Piergiorgio was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck Group. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono. Mr. Donati holds a degree in Chemistry from the Technical Institute G.L. Bernini.

About Sonia Poli

Sonia joined AC Immune from Addex Therapeutics, where she worked for 13 years, and was promoted to Chief Scientific Officer. Prior to Addex she spent seven years at Roche, most recently as Senior Scientist in the CNS discovery Drug Metabolism and Pharmacokinetics group. Sonia holds a PhD in Industrial Chemistry from Università degli Studi di Milano. Dr. Poli is also a member of the Board of Directors of Dimerix Bioscience.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for Neurodegenerative Diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune's two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer's disease (AD). The Company's pipeline features nine therapeutic and three diagnostic product candidates - with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-beta-amyloid monoclonal IgG4 antibody that targets monomeric and aggregated forms of beta-amyloid, with highest affinity for neurotoxic oligomers. Crenezumab is currently in a pivotal clinical study for AD prevention and is licensed to Roche/Genentech. Other collaborations include Lilly, Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Life Molecular Imaging (formerly Piramal Imaging) and Essex Bio-Technology.

For further information, please contact:

US Investors	US Media
Lisa Sher	Katie Gallagher
AC Immune Investor Relations	LaVoieHealthScience
Phone: +1 970 987 2654	Phone: +1 617 792 3937
E-mail: lisa.sher@acimmune.com	E-mail: kgallagher@lavoiehealthscience.com

European Investors & Media

Chris Maggos

LifeSci Advisors

Phone: +41 79 367 6254

E-mail: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.